Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: CM Life Sciences II Inc.

Filer’s Commission File Number: 001-40090

Subject Company: SomaLogic, Inc.

Date: April 1, 2021

On April 1, 2021, Keith Meister, the Chairman of the Board of CM Life Sciences II Inc. participated in an interview with CNBC. A copy of the transcript from the interview is set forth below:

SCOTT WAPNER: Keith Meister is the CIO and founder of Corvex Capital. He joins us live on the heels of his second SPAC deal. Mr. Meister, good to see you.

KEITH MEISTER: Hey, Scott, how are you? Thanks for having me today.

SW: I’m good. Thanks. It's good to see you. Congratulations on your second SPAC deal.

KM: Thank you.

SW: Let's get to the markets first before we talk SPACs, because the S&P, it's another new high today. And when you were with us almost two months ago, you were constructive on the market, looking ahead to, you know, all of the liquidity that's still out there and the recovery and the reopening, yet the market feels different than it did when we spoke some, some almost two months ago. How do you see it now?

KM: So let's look back quickly. For all the uncomfort and uncertainty you're talking about Scott, the S&P was up about six and a half percent in the first quarter on relatively low Vol. So the market performed quite well. Underneath the surface, there was a lot of change in volatility, you had value outperforming growth by close to 30%. If you were long, a portfolio of the VIP stocks at Goldman Sachs and short, the most shorted stocks, you underperformed by 20%. If you were long momentum underperformance stocks that didn't have momentum by 18%. So the factors that were driving the market changed a lot during the first quarter. Why was that? That was because interest rates move in a four basis point move in the tenure. So you know this, there's a question of what's driving the market. With that said, the market continues to perform well, my guess the same narrative will continue into q2, what I mean by that: We're about to see the best April or May in terms of GDP that we've ever seen, my guess is it could be the best April/May for the economy that we see in our investing careers. The amount of growth of the economy reopens will be unequal. So I'm usually confident that the economy is going to grow. I'm very bullish on the economy, there's a massive amount of liquidity. So there's $4.4 trillion, sitting in money market accounts. I think retail has a trillion and a half of that, almost a trillion more in money markets today than a year ago. Because everything's been shut in, there's been a trillion and a half of forced savings. Consumers haven't been able to spend that money. Some estimate, by the time we fully open, that number will be two and a half trillion: 12% of GDP. So the combination of lots of money and the world reopening, I think clearly has to be constructive for equities. With that said, interest rates are clearly going to move up. I'm not sure how much. Everyone expects rates to move up. They are 170 Today. I think the forwards expect them to be 192 by year end. But even over the next five or 10 years, the forwards on 10 year rates are like 225. So rates are going up. But it's not a very, very high rate environment. So the combination…. and the rates are going up for the right reasons, hopefully, right? It's gone up because the economy's reopening, we're doing a handoff from massive monetary policy that got us out of the COVID shutdown to fiscal policy. So there could be different stocks that work in the market. I'm not smart enough to know if you want to own…… you know what factory you want to own. But generally, I think it's a constructive time to own equities, risk return may not be as good as it's been in the past. But given how much the economy, how strong the economy is going to be, and how much liquidity there is. I think you probably want to be long equities. We at Corvex are balanced between owning things that are, quote, reopening trades: the casino type names the MGM is where, you know, my guess is I don't have a crystal ball. But my guess is they're about to see massive pent up demand and behavior in May and April will be, you know, record-like in terms of consumer activity. So we have about a third of our portfolio in names like that at reasonable values buying stocks not buying the marking. But leverage the world reopening. We have about a third of our portfolio, what I’ll call “GARPy” growth tech names, while comfortable by valuation support, I don't care if interest rates are two or three. Frankly, the stocks are probably worth more if the 10 year’s three because the economy is growing to own names like Amazon and Google and Microsoft-- great businesses at reasonable value valuations that frankly are going to grow a lot. And if the economy grows, they'll grow more. So I'm not… I don't need to discount those stocks, those cash flows (off the 2%) off a 2% 10 year to have them work a couple multiple times higher than the S&P And that's about 25 to 30% of our portfolio. And then the other 40% hopefully sits and we're buying you know, idiosyncratic stock stories. We're buying value that's been thrown out so companies that are not directly affected by COVID that are defensive businesses with high comp on cash flow streams that are going through events, where I like the valuation so is it T Mobile buying Sprint? Is it Altice you know, a predictable cable company with very predictable cash flows that's using money to invest for growth and/or buy back stock? Or is it Exelon which is a utility (that sets) that’s spinning off its nuclear generation and a clean energy story. So or is it Coca Cola En…..

SW: So…

KM: Yes, Please

SW: So this is interesting. I mean, when, you know, we've heard from other fund managers who were, you know, managing billions of dollars, like, like you are, and they may be hedged to a rise in interest rates through a, you know, a bond sort of instrument, whether it's, you know, tips or whatever, when you describe your portfolio it sounds like you are hedged, but you're doing it through the kinds of equities that you've invested in it, is that fair? …To sum it up kind of that way, when we talk about Garpy Tech? You're talking about, like the Alphabets of the world, and Microsoft's and things like that? Is that how? Did I appropriately describe that or am I off?

KM: No, I think that's right, we own equities, we're not trying to make a call on one type of equity, we want to own great businesses at reasonable valuations. Now, the hedge that we have on is sort of a Texas hedge, in addition to owning a balanced portfolio of equities, we're long commodities. So the risk is I'm not worried about the Fed not being all in, they didn't show up with a bazooka, they showed up with the whole military, right. So the Fed is there. And I think things work until the Fed pulls back. What's going to cause the Fed to pull back? It's when they get worried about inflation. What will lead into that? Commodities. So from my perspective, the frame I have is; own equities, as long as the Fed is behind you. The Fed will behind you until they get worried about inflation. So balanced equity portfolio with commodity overlay is how we're currently situated.

SW: Interesting. Let me let me get some folks from the committee, my investment committee, and with you, Keith, if I may, Steve Weiss, you have something for Keith Meister?

STEVE WEISS: I do. So I agree with you on the growth economy, we're going to see…

KM: Hey, Steve.

SWeiss: Hey, Keith, good to see you. I agree with your growth in the in the economy. And I also believe that you can add in CAPEX spending, which had been declining the last couple of years to really ratchet up. Now, having said that, doesn't that take your scenario of inflation closer to where we are now? Versus where the Fed sees it? Going further out, and I realize they're getting themselves now I say, there'll be transitory. But to me, that's the biggest risk. And that dovetails with your commodity exposure, you know, commodities, because you think they're going to stay flat or go down.

KM: So Steve, what you're saying, you know, is potentially right. And people have been worried about inflation for a decade around similar types of themes. And as you line up, it feels like we're gonna have inflation, the offset, I'd refer to my friend, David Zervos at Jeffries's here. The offset is demographics, and deflationary technology, neither one of those to really support runaway inflation. So I'm not smart enough to know, is the tail of a lot of inflation been increased? Of course, it is. So that's why we own commodities. How exactly is this gonna play out? I don't know. And we want to be balanced, because we don't know. But do I see a world in which you could have economic growth without having, you know, inflation? And we get to the Fed’s target of 2% growth? And everything sort of settles in? Sure. And if we do, it'll be because of demographics and deflationary technology forces.

SWapner: Let me ask you this. Again, you know, sort of certainly back to where we started. And your second stack deal. Do you, and it's with SomaLogic, by the way is the name. It's an AI driven proteomics platform. I hope I said that right.

KM: You did.

SW: Company valued at $1.23 billion. Do you feel like you have gotten in, but that deal as the as the garage door has come down, and there's barely any light shining now, from this back in the SPAC market? There was only like one SPAC priced in the last 24 hours, which, you know, people are saying I can't remember the last time that happened, because it seems like you've gotten a dozen a day.

KM: So let's differentiate the SPAC market from any specific deals. There could be good deals, there could be bad deals. The SPAC market itself is, you know, there, the faucet is being turned off, which is probably a good and healthy thing. You can't go from having 24 SPAC IPOs a week, you've had I think, you have 400 SPACs out there with $150 billion, looking for deals. Too many SPACs, many of whom are differentiated is clearly that headline. The market will self-correct on that. Ultimately, the SPAC sponsors who have, you know, proprietary deal flow, competitive advantage in doing deals because they are partners who add value, will have continuing continuous business models. Is that 24 SPACs a week? Probably not. Is it a handful of SPACs? Yes, but the people who will win are those who can invest in companies and help make them more valuable. I think myself, and you'll hear from my partner Eli Casdin, we formed a venture called “CM Life Sciences” Casdin Meister Life Sciences. We have expertise in corporate and capital formation. Eli and his team have tremendous expertise in an area of the market ,Life Sciences, where there's a huge number of amazing businesses that are early in their growth cycle where they need capital to accelerate that growth. And they need, you know, some, you know, experience supervision for people to understand the public markets. We think we can come together with our CM Life franchise, and be great partners of choices for these businesses. We did our first transaction, Sema4 in February. Recently announced our second SomaLogic. Soma is an amazing proteomics business. Your pronunciation was correct.

SW: Phew

KM: I'll let Eli get into the specifics. But what they do is, it's an enabling technology to analyze in this case, 7000 going to 10,000 proteins, to help companies, biopharma companies develop drugs, knowing how to target proteins and drive results. Ultimately, it'll evolve into clinical applications as well. It's a great business with an existing revenue stream, a great management team where our capital will help them accelerate their growth. We're not just we're not just showing up in capital. We showed up with a board of four of the industry leading experts. Kevin Conroy, the CEO of Exact Sciences, Troy Cox was number 2 person at Genentech, was the CEO Foundation, Steve Quake is one of the leading professors at Stanford on the space and these people are going to add tremendous value. In addition to that, we can bring in long term investors who can be great partners. So you know, the PIPE process by which SPACs raise capital is a great market check. We were able to do our deal at the right price with the right partners. And as a result, it's trading at a, you know, a premium, but not a huge premium to where we did our transaction. But the company now has $650 million of capital on its balance sheet. It has SoftBank. It has TRowe. It has strategic partners in terms of Illumina. It has a leading board of directors and it has all the money it needs to accelerate its growth. And through the Casdin partnership SomaLogic with a great CEO, Dr. Roy Smythe, who is an amazing person. We should.. next time we do this Scott, We should have Roy on your show, he left running the Baylor medical system, because he thought he could change, he thought he could change more lives by helping on the business side. And he's really committed to using healthcare, business to drive health outcomes. You meet people like Roy, and you feel optimistic about the world. So like for us to help this company get public with more capital with more know-how. You know, because for many companies, and proteomics is an emerging space, the bear thesis is: Will they get there fast enough? Will they have enough money to do it? Now it's bigger, better faster. So SomaLogic has, is going to have, $650 plus million of cash on its balance sheet, the right strategic partners, the right board, and they will be able to partner with industry as the winner in this burgeoning space. And we think, you know, the sky's the limit.

SW: Let me ask you quickly before I let you run, Is this it? Is there going to be a CM three?

KM: You know, look, I think it would be, we've had a lot of fun doing this. And we've been very successful in our first two. So I would expect to see a CM three and more action from Eli and myself in the weeks to come.

SW: We'll look forward to hearing about it then. Keith, thank you very much. We're going to take a break. I'm going to let you run. You be well, stay safe, and we'll talk to you again soon.

KM: Thanks, appreciate your time.

SW: That's Keith Meister. And joining us up next Eli Casdin, he's the founder and CIO of Casdin Capital. He's a big investor in life sciences. He's going to give us his best stock picks in that space as well, look forward to that is an area we just don't talk about enough, frankly that much. We were back in two minutes.

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SomaLogic, Inc. (“SomaLogic”) and CM Life Sciences II Inc. (the “Company”), including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, expansion plans, projected future results and market opportunities of SomaLogic. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on SomaLogic’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SomaLogic and potential difficulties in SomaLogic employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SomaLogic or against the Company related to the merger agreement or the transaction, (x) the ability to maintain the listing of the Company’s securities on a national securities exchange, (xi) the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate or SomaLogic operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s or SomaLogic’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry, (xiv) the size and growth of the market in which SomaLogic operates and (xv) SomaLogic’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration on Form S-1 (File No. 333-252626), the Proxy Statement/Prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SomaLogic and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SomaLogic nor the Company gives any assurance that either SomaLogic or the Company or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, the Company intends to file a registration statement, which will include a preliminary proxy statement/prospectus with the SEC. The proxy statement/prospectus will be sent to the stockholders of the Company. The Company and SomaLogic also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company and SomaLogic through the website maintained by the SEC at www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://cmlifesciencesspac.com/ or upon written request to the Company, c/o Corvex Management, 667 Madison Ave, New York, NY 10065

Participants in Solicitation

The Company and SomaLogic and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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